September 24, 2009

Ms. Keira Ino
Mail Stop 4720
Division of Corporation Finance
Securities and Exchange Commission
100 First Street. N.E.
Washington D.C. 20549

Re:	Universal Insurance Holdings, Inc.
Form 10K, for the Period Ended December 31, 2008
File No. 001-33251
Comment Letter Dated September 16, 2009

Dear Ms. Ino:

This is to confirm our telephone message that we expect to file a full response to the Comment Letter dated September 16, 2009 on or before October 31st.  As we explained on our call, we are reviewing the comments carefully and are in the process of gathering data and formulating preliminary responses.  In some instances, we will be coordinating with our auditors and actuaries, which will require some time.  Moreover, we will soon be closing our Third Quarter and turning to preparation of our statutory reports and Form 10Q, which will likewise require our time and attention.

We will not hesitate to be in touch with you if we have questions regarding any of the comments.  Thank you.

Sincerely yours.

/s/ James M. Lynch

James M. Lynch, CPA, CPCU
Executive Vice President and Chief Financial Officer